P.E. 2/7/02

02014418

No. 6/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

SEC MAIL PROCESSING SECTION RECEIVED FEB 11 2002 WASH, D.C. 365

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: February 7, 2002

PROCESSED FEB 14 2002 THOMSON FINANCIAL

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

swisscom fixnet

bluewin

Press Release

Berne / Zurich - 7 February 2002

Christoph Brand takes over as Head of Swisscom Fixnet Wholesale Services

Effective 1 April 2002 Christoph Brand, until now CEO of Bluewin, will head the newly created Swisscom Fixnet Wholesale Services Profit Center (FWS PC), the largest of Swisscom Fixnet's profit centers. Christoph Brand will be succeeded at Bluewin by his hitherto deputy, Urs Schmidig.

The FWS Profit Center comprises the units Network Operations (NO), Service Development (SD) and Wholesale (WS) and covers the whole of Swisscom's national and international fixed network operations: from network planning and development to maintenance, monitoring and marketing.

The appointment of Christoph Brand as Head of FWS represents a further move towards closer cooperation between Fixnet and Bluewin.

Aged 32 and a graduate in business administration, Christoph Brand took over the management of Bluewin in December 1998 and succeeded in securing the company a clear market leader position in the field of Internet service provisioning. The company's customer base rose from around 150,000 to over 1.3 million registered customers and over 700,000 active access customers. In the Swiss portal business Bluewin expanded its coverage to a clear market lead. During the same period revenue quadrupled to around CHF 150 million. Furthermore, Bluewin has grown to become one of the 20 most popular Swiss brands (source: Wirthlin / AYR 2000) Also in his new role Christoph Brand will remain a member of the Swisscom Fixnet executive board.

Urs Schmidig new CEO of Bluewin

Also effective 1 April 2002 Urs Schmidig will take over as the new CEO of Bluewin. An employee who has been with the company from its inception and hitherto deputy of Christoph Brand, Urs Schmidig is well acquainted with his management brief at Bluewin. Urs Schmidig played a pivotal role in the successful development of Bluewin's service offering and has been responsible for a good eighteen months for the operational side of Bluewin's business (access, portal, application services). Urs Schmidig will become a member of the Swisscom Fixnet executive board. He is 35 years old and a graduate in Media Studies.

Another newcomer to the FWS Profit Center is Christian Hütwohl, aged 39, and until now a member of the executive board and CFO of Bluewin Ltd. At Bluewin Mr Hütwohl was responsible for rapidly setting up the finance department following the spin-off from Swisscom in May 2000, as well as introducing the use of IAS (International Accounting Standards) and looking after financial controlling of the Bluewin group and strategic planning. At FWS he will assume responsibility for the newly created finance department. Christian Hütwohl's successor at Bluewin will be Knut Eschweiler, aged 35, and previously CFO of the former subsidiary BluePrimus.